UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  April 28, 2008

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

April 28, 2008 TSX-V Trading Symbol: ASX

OTC BB Trading Symbol:  ASXSF

Frankfurt Trading Symbol: QLD

ALBERTA STAR INTERSECTS 3.0 METERS OF 2.50% ZINC, 0.22% LEAD AND 1.60 G/TON SILVER AT MAG HILL TARGET AT CONTACT LAKE, NT

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX) on the OTCBB (ASXSF), and on the Frankfurt Exchange (QLD) is pleased to report the results of the Company’s summer 2007 eight hole drill program at the Mag Hill target area.  The Mag Hill target area is located at the southern end of Echo Bay, approximately 15 kilometers from the Eldorado uranium mine and 3 kilometers east of the Contact Lake silver & uranium mine. The company intercepted 3.0 meters of of 2.50% zinc, 0.22% lead and 1.60 g/ton silver in MH-07-07. MH-07-09 intersected 239.90 meters of 0.10% vanadium (as V2O5).

The Mag Hill target is the site of the most extensive hydrothermal magnetite-actinolite- feldspar-apatite plus sulphide alteration along the Contact Lake Mineral Belt in the northern part of the Great Bear Magmatic Zone. The host rocks are alkali (sodic or potassic) and or actinolite-epidote altered andesites. The core zone comprises a pervasive alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal assemblage.

The Mag Hill area is being targeted for detailed IOCG & uranium exploration due to the notable similarities that exist between the Port Radium-Eldorado uranium mine region and the similarities that exist with the hydrothermal alteration, associated hydrothermal systems and the mineralization which has been encountered to date.  The Mag Hill target area is defined by predominately pyrite mineralization, which is present intermittently throughout the Mag Hill region and in an extensive gossan at the southeast end of Echo Bay, with minor amounts of visible malachite.  In addition, uranium, cobalt, nickel, copper, silver, lead and zinc enrichments are present locally as veins, veinlets and disseminations that extend outward in the southern and eastern extensions of the Mag Hill area. Drilling results from the Mag Hill target and the Port Radium targets, indicate that these target areas have the potential for uranium, base, precious metals and vanadium as a major commodity source. The area has a very strong and extensive magnetic anomaly that covers an area over 20 square kilometre and shows that the Mag Hill target is one of the largest hydrothermal systems in the Port Radium-Contact Lake mineral belt and has strong potential for IOCG style mineralization.

Highlights from  mineralized down hole intervals from holes include:

MH-07-07 Intersected:

•

3.0 meters of 2.50% zinc and 0.22% lead and 1.60 g/ton silver

MH-07-09 Intersected:

•

239.90 meters of 0.10% vanadium (as V2O5)

MH-07-11 Intersected:

•

68.0 meters of 0.10% vanadium (as V2O5)

MH-07-12 Intersected:

•

9.54  meters of 0.10% vanadium

•

10.28 meters of 0. 10% vanadium

The accompanying table gives a summary of drilling highlights and assay results from an 8 hole drill program at Mag Hill.

 Mag Hill-Drill Summary

				Lead	Zinc	Silver	Vanadium
	From	To	Interval	Pb	Zn	Ag	V2O5
Drill Hole	(m)	(m)	(m)	(%)	(%)	(g/ton)	(%)
MH-07-07	31.5	89.8	58.3	-	0.01	-	0.070
	122.0	131.3	9.3	0.10	0.92	0.68	0.027
	126.5	129.5	3.0	0.22	2.50	1.60	0.028
	138.3	138.4	0.1	0.04	0.34	1.00	0.077
	168.3	169.2	0.9	0.03	0.36	0.20	0.083
	195.2	196.7	1.5	0.07	0.43	0.90	0.011

				Vanadium
	From	To	Interval	V2O5
Drill Hole	(m)	(m)	(m)	(%)
	2.7	96.0	93.3	0.054
MH-07-08	117.0	137.5	20.5	0.079
	140.5	176.0	35.5	0.064

				Vanadium
	From	To	Interval	V2O5
Drill Hole	(m)	(m)	(m)	(%)
MH-07-09	6.10	246.00	239.90	0.100

				Vanadium
	From	To	Interval	V2O5
Drill Hole	(m)	(m)	(m)	(%)
MH-07-10	1.8	140.5	138.7	0.073
	199.0	214.0	15.0	0.080

				Copper	Zinc	Silver	Vanadium
	From	To	Interval	Cu	Zn	Ag	V2O5
Drill Hole	(m)	(m)	(m)	(%)	(%)	(g/ton)	(%)
MH-07-11	12.0	80.0	68.0	-	-	-	0.100
	118.0	166.5	48.5	-	-	-	0.077
	78.9	80.0	1.1	0.04	0.27	0.5	0.078
	221.5	227.5	6.0	0.02	0.11	0.4	0.057

				Vanadium
	From	To	Interval	V2O5
Drill Hole	(m)	(m)	(m)	(%)
MH-07-12	3.20	10.45	7.25	0.09
	18.90	28.44	9.54	0.10
	42.72	53.00	10.28	0.10

				Copper	Vanadium
	From	To	Interval	Cu	V2O5
Drill Hole	(m)	(m)	(m)	(%)	(%)
	8.0	32.5	24.5	-	0.081
MH-07-15	26.0	27.0	1.0	0.2707	0.033
	151.5	173.9	22.4	-	0.069
	189.0	198.0	9.0	-	0.066

				Vanadium
	From	To	Interval	V2O5
Drill Hole	(m)	(m)	(m)	(%)
MH-07-16	92.5	100	7.5	0.089

Metal values as at today’s market price. Gold $888.70 US per ounce, Copper $3.94 per pound, Silver $16.87 US per ounce, Cobalt $48.75 US per pound, Zinc $1.03 US per pound, Lead $1.19 US per pound, Nickel $13.32 US per pound, Vanadium $13.00 and Uranium $65.00 US per pound as of April 25, 2008.

Note:  True thickness is unknown.

All drill holes from Mag Hill have 225 degree azimuth with 41 to 50 degree inclination. The location of drill holes was selected based on the surface geophysical anomalies and to test these anomalies. The distance between drill holes were more than 135 meters.

The Company would also like to announce that holes SL-07-02 AND CL-07-01 did not encounter any significant mineralization during drilling.

The Company has now released 64 holes from its 72 hole 2007 Phase 2 drill program.  The remaining 28 holes will be released when the assays have been received.

A QAQC (quality assurance, quality control) program conducted by the Company which consisted of the introduction of standard, duplicate, and blank samples introduced into the sample sequence at irregular and random intervals to test the sampling and assay procedures.  Standard samples were prepared by Acme Analytical Laboratories Ltd. (“Acme”) of Vancouver, British Columbia. All drill core samples were prepared, bagged and sealed by the Company’s supervised personnel and were transported by plane to Acme facilities in Yellowknife, NT where they were crushed and pulped, and then transported to Acme’s main laboratories in Vancouver, British Columbia for assaying. Acme is a fully registered analytical lab for analysis by ICP-MS and ICP-FA techniques. Samples were subjected to aqua regia digestion and analyzed for 40 elements and induced coupled plasma-mass spectrometry (ICP-MS) following four acid digestions (HF, HCIO4, HNO3 and HCI). All analysis for Cu, Ag, Au, U, Co, Ni, Bi, Pb, Zn and W which exceeded upper limits were re-assayed using ICPFA method to obtain correct values.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 98,027.77 acres in size. The Eldorado & Contact Lake IOCG & uranium project areas include five past producing high grade silver and uranium mines. This includes the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines are included within the Company’s land ownership package. Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold (IOCG) style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic zone, NT, has long been recognized by geologists, as one of the most prospective iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star Development Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company’s Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663 and in Quebec Mr. Mario Drolet at MI3 Communications Company at (514) 904-1333.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

Lou Covello, B.Sc., P.Geo. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Lou Covello, B.Sc., P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131